Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-1 333-217242) and related Preliminary Prospectus of Peabody Energy Corporation for the registration of its common and preferred stock and to the incorporation by reference therein of our reports dated March 21, 2017, with respect to the consolidated financial statements and schedule of Peabody Energy Corporation and the effectiveness of internal control over financial reporting of Peabody Energy Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2016, as amended on July 10, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

July 10, 2017